EXHIBIT 99.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three months ended		Six months ended
(Dollars in millions)	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Earnings:
Income before assessments	$196	$174	$389	$336
Fixed charges	2,860	2,582	5,809	4,976

Total earnings	$3,056	$2,756	$6,198	$5,312

Fixed charges:
Interest expense	$2,860	$2,582	$5,808	$4,975
Estimated interest component of net rental expense[1]	—	—	1	1

Total fixed charges	$2,860	$2,582	$5,809	$4,976

Ratio of earnings to fixed charges	1.07	1.07	1.07	1.07

(1)	Represents an estimated interest factor.